FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

PLANE DEAL
The Plane Talk weekly merger update JUL 22, 2005
ATSB Approves Proposed Merger
America West and US Airways today announced that they have received approval for their planned merger from the Air Transportation Stabilization Board (ATSB). e airlines issued a joint press release announcing the approval, in which Doug Parker said, “We are grateful for the Board’s unanimous endorsement of our proposed merger with US Airways. Today’s announcement continues the positive momentum for our planned merger and brings us one step closer to building a stable future for our airlines.” Pending US Airways bankruptcy court approval for their Plan of Reorganization and upon close of the merger, the ATSB has agreed to negotiate new terms for both airlines’ outstanding loan balances. US Airways currently has an outstanding balance of approximately $700 million and America West has an outstanding balance of $300 million. The one term most likely on employees’ minds is the labor CASM (labor cost per available seat mile) covenant, and at this point, we do not know if the final deal will contain that element. Final terms are still being negotiated.
Employees can go to the ATSB Web site (http://www.treas.gov/offices/domestic-finance/atsb/press/) to view the ATSB statement, letter to both airlines and a term sheet.
Peter Brosnan, sr. analyst, cargo services, asks a question during the Q2 State of the Airline webcast. Each Quarter, employees are invited to join Doug Parker for post-earnings details and a questions and answer session.
Profits Promising in Near-Term; Merger Points to Long-Term Success
Thursday’s announcement of America West’s profitable second quarter may leave some employees wondering, “If we’re making a profit, why merge with US Airways?”
For the April-June 2005 period, yes, the airline did report a profit of nearly $14 million, an impressive feat considering fuel costs were 43 percent higher in the second quarter of ’05 than they were a year prior. Employees should take great pride in their cost-cutting efforts, and the impressive operation they ran in the three-month span. Profitability was primarily due to a year-over-year increase both in passenger traffic and average ticket price.
However, good news today doesn’t always translate into long-term success. As CEO Doug Parker said, “ e proposed merger is about making our company stronger in the long-term. We have to always be looking ahead, considering the long-term viability of our company. With fuel prices high and industry capacity in excess, and then factoring our upcoming payments coming due, we must plan for a stronger future. We continue to face fierce competition from not only other low cost carriers, but also from legacy carriers who’ve brought their costs down to our levels.”
The second major consideration is the scenario in which other airlines go out of business or sell assets. For example, if an airline were to go under, its assets (aircraft, gates, slots, etc.) would likely go up for sale.
continued on page 4...
TABLE OF CONTENTS
Who is America West?. . . . . . Page 2
Opt-In Reminder . . . . . . . . . . Page 2
Recent FAQs . . . . . . . . . . . . . . Page 3
Quirky Question . . . . . . . . . . . Page 4
Notable Quotes . . . . . . . . . . . . Page 4
Town Hall Schedule . . . . . . . Page 4
RESOURCES awaCompass.com AWA employee Web site CEO Weekly Hotline (888) 292-5087 and (480) 693-4487 Merger Voicemail Hotline (866) 766-4682 and (480) 693-1330 Plane Talk Monthly newsletter mailed to homes Plane Deal Weekly newsletter distributed at work Managers and Supervisors They’re there to answer your questions E-mail merger@americawest.com Employee Assistance Program (800) 837-4292 or www.holmangroup.com
July 22, 2005 A n America West Employee Publication Plane Deal Issue Ten

P L A N E   D E A L

# Who is America West?

## A look back at how far the Tempe-based airline has come

The history of America West may not be as extensive as that of proposed merger partner US Airways. In fact, in airline industry terms, America West's two-decade existence make it a youthful carrier, but that only accentuates the accomplishments the nation's eighth largest carrier has made in the 22 years since its first flight.


America West Airlines

### Start-Up

America West initiated service in 1983 with a fleet of three aircraft and 280 employees. Its network consisted of five cities and it operated nine daily departures from Phoenix at three gates. But by the end if 1983, the airline had grown to nine aircraft and more than 800 employees serving 13 cities.

That growth would prove to have its ups and downs. While the airline quickly became the first formed since deregulation to achieve official major-airline status (annual revenues of at least $1 billion) some of its rapid growth was afflicted with unfortunate timing. By 1989, the airline was operating Boeing 747s and had its sights set on expanding across the Pacific to Hawaii and Japan.

### The Gulf War

Unfortunately, air travel took a major hit with the onset of the first Gulf War, and 1991 proved to be a difficult year as it saw America West file for Chapter 11 bankruptcy protection in June. The airline pulled out of Japan and then Hawaii and shed itself of its Boeing 747s.

The airline emerged successfully from Chapter 11 in 1994, but as a smaller – and leaner – carrier. It was down from a fleet of more than 100 aircraft at the end of 1990 to a fleet of under 90 at the end of 1994.

### Strategic Growth

But with increased efficiency, it began a strategy of rational expansion that included more code-sharing agreements with other domestic and international airlines. Together with marketing partnerships with sports teams and event and vacation facilities, the airline increased the awareness of the America West brand. By the end of 2000, the airline employed nearly 14,000 people, had a fleet of 138 aircraft and served more than 100 destinations (including code-share service with Mesa and Continental).

### September 11

But by the end of 2001, in the aftermath of the September 11 attacks, the entire industry was in turmoil. America West averted a bankruptcy filing with a successful filing with the Air Transportation Stabilization Board and quickly began adapting to the new industry operating environment. In 2002, it slashed walk-up fares up to 70 percent and eliminated the traditional Saturday-night stay.

Long before legacy carriers modified their own pricing philosophies, America West recognized that customers wanted simplified and reduced fares on a consistent basis and found a way to fulfill that wish profitably. America West returned positive net income the very next year – an immense accomplishment in the post 9-11 world.

### AWA Today

Today, the airline enjoys some of the lowest costs in the industry, thanks to the hard work and efficiency of its 14,000 employees and a constant focus on cost controls. Although, it and the entire industry face the challenge of perennially inflated oil prices, America West remains well positioned to successfully surmount this challenger. A successful merger with East-Coast counterpart US Airways should go a long way in helping the airline succeed well into the 21st century.


AMERICA WEST

**AWA News Delivered To You!**

Don't forget that you can now get Employee Communications, HP Today, Plane Deal and Plane Talk delivered to your home e-mail account simply by opting-in on www.awaCompass.com (COMMUNICATION>>Opt-In).

Stay on top of all the latest news by opting-in today!

PLANE DEAL 2

PLANE DEAL
FAQs From YOU
The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions:
Q: I’m not sure of the direction that our elite program will take with the merger, it would be great if we would consider letting employees use expired Above & Beyond (A & B) cards in the event that the program is eliminated. (A&B cards are distributed to all FlightFund Elite members. Those members use these cards to recognize customer contact employees who they believe went “above and beyond.”)
A: Like a number of policies currently in place, it’s still too early to tell what changes, if any, will be made to the A & B program. The A & B program and your recommendation are on our list of things to consider. Thanks for the suggestion!
Q: We just spent a fair amount of time, money and energy getting ready to roll out the new time and attendance system, Workbrain. Is this going to be used by America West until the merger? What kind of system does US Airways have in place for time and attendance, and could the programming be adapted to function with the new carrier?
A: First, yes, America West plans to continue using WorkBrain, at least through the merger’s close date. US Airways has several timekeeping systems in place, one of which is
Senior VP and CFO Derek Kerr answers questions during a Pilot lunch.
WorkBrain. As is the case with a number of policies and procedures, no decision has been made regarding what system the new airline will use. is s is one of many tasks on VP and Chief Information Officer Joe Beery’s list since he’s overseeing the technology integration for the new company. As soon as a determination is made, we’ll communicate to employees whether or not WorkBrain will remain in place for time and attendance.
“Management can inform AFA that we expect seniority lists to be integrated in a fair and equitable manner, and we can provide examples of what that does and does not mean to us...”
Q: Please explain the position America West Flight Attendants face when the contract fence is lifted.
A: As with many integration issues, we don’t yet have the answer to this question. However, here’s what we know today. First, a “fence agreement” is a negotiated element put into place to protect crewmembers in a certain base, like PHX. Therefore if a fence was first negotiated and then “lifted,” flight attendants might question whether they’ll be able to continue flying out of their home base. While a fence agreement has not been negotiated, we do agree that a fence agreement would be a good mechanism to deal with some of the transition issues that will arise.
As Doug Parker and US Airways CEO Bruce Lakefield explained in their Joint Statement of Labor Principles (posted on Compass), “the seniority integration process will be handled by your union representatives,” which means that, pursuant to the terms of the collective bargaining agreement ratified by America West Flight Attendants and the terms of the collective bargaining agreement ratified by the US Airways Flight Attendants, integration will be accomplished by AFA pursuant to the AFA Constitution.
Management can inform AFA that we expect seniority lists to be integrated in a fair and equitable manner, and we can provide examples of what that does and does not mean to us, but your elected representatives have the sole authority and responsibility to integrate the lists. How they accomplish this task will determine the position America West Flight Attendants face when and if a yet-to-be negotiated fence agreement is lifted.
First Officer Michael Neff poses a question to CFO Derek Kerr during a Pilot lunch.
Q: If we do start a 401k now, what happens to our 401k once the merger is complete? Would it still be valid and viable? Would we lose any value? Or would it be converted over and for how much?
A: We are still analyzing the 401k plans of the two carriers, so we haven’t made any decisions on a combined plan. If we determine that the new plan will not mirror your current plan, we will provide you a full explanation of the new terms and the reasons why we decided to make a change and how the decision impacts your current funds if at all.
PLANE DEAL 3

PLANE DEAL
Quirky Question
This week’s Quirky Question covers one of our favorite topics, food. A reporter comparing foods of different airlines made the following request:
“Will you mail one of your inflight meals to me?”
(Hey, we couldn’t make this stuff up if we tried.)
TOWN HALL SCHEDULE
July 25 T4 3:30 p.m.
Aug 9 LAS 12:30 p.m. & 8 p.m.
“Profits Promising...” (continued from page 1)
America West competitors with stronger cash positions could buy those assets. AWA, on the other hand, won’t likely have the cash to buy assets. at means other airlines could get stronger, while America West would retain the status quo, and in that world, the status quo won’t guarantee stability or success.
Doug continued, “I don’t want to take away the excitement of a profitable quarter. After all, our employees worked exceptionally hard to provide service to nearly 5.8 million passengers in the three-month span and their efforts are evident in our results. But it’s important that all of us understand the realities about the future if all things stay the same, and therefore, realize the benefits of the America West/US Airways merger.”
As always, employees’ questions or comments regarding the merger can be sent to merger@ americawest.com. Those questions are answered weekly and posted on Compass.
“Notable Quotes”
“Consummating the merger is really the beginning,” said Marick Masters, a University of Pittsburgh business and labor professor. “Integration is going to be the critical question.”
(Source: Pittsburgh Tribune-Review)
“I don’t think that’s impossible. Out of the gate, it is a question of how long $60 oil persists and whether or not the balance of the industry will permit an adjustment in ticket pricing to reflect that over time.”
- Bill Lauer, Pittsburgh airline analyst, referring to the combined company’s ability to be profitable with fuel prices at $60 a barrel.
Following is legal language, which we’re required to print on each internal and external publication related to the merger.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward- looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.
PLANE DEAL
JUL 22, 2005 ISSUE TEN
Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process.
Editor : Andy Wagner Contact: (480) 693-5883 merger@americawest . c o m
PLANE DEAL 4

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.